AB*
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09059011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (M/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Aqua Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59TH Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Moorehouse — (212) 294-7849
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

SEC Mail Processing Section
MAR 2 2009
Washington, DC
100

AFFIRMATION

I, George Moorehouse, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Aqua Securities, L.P. (the "Partnership") for the year ended December 31, 2008 is true and correct. I further affirm that neither the Partnership, nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

George E Moorehouse
Signature

Controller
Title

Batya Kaufman
Notary Public

BATYA KAUFMAN
Notary Public, State of New York
No. 01KA6134114
Qualified in Queens County
Commission Expires September 26, 2009

AQUA SECURITIES, L.P.

TABLE OF CONTENTS

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Partners of
Aqua Securities L.P.

We have audited the accompanying statement of financial condition of Aqua Securities, L.P. (the "Partnership") as of December 31, 2008. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Aqua Securities, L.P. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2009

Aqua Securities, L.P.

Statement of Financial Condition

As of December 31, 2008
(Dollars in Thousands)

Assets	
Cash	$ 1,605
Fixed assets and leasehold improvements, net	2,165
Intangible assets (net of accumulated amortization of $9)	63
Receivables from related parties	4
Receivables from:	
Customers	265
Brokers and clearing organizations	522
Other	42
Total assets	$ 4,666
Liabilities and partners' capital	
Liabilities:	
Accounts payable and accrued liabilities	$ 298
Payables to customers	737
Payables to related parties	391
Total liabilities	1,426
Subordinated borrowings	2,000
Partners' capital:	
Limited partners	1,285
General partner	(45)
Total partners' capital	1,240
Total liabilities and partners' capital	$ 4,666

See notes to Statement of Financial Condition.

1. Organization and Business

Description of Business – Aqua Securities, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The Partnership is 50.49% owned by Cantor Fitzgerald Securities ("Cantor Securities"), a limited partner which is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("Cantor"); 48.51% owned by BGC Partners, Inc. ("BGC Partners"), a limited partner; and 1% owned by Aqua Securities Holdings, LLC ("Holding Company"), the general partner, which is owned 51% by Cantor and 49% by BGC Partners. All partners collectively have contributed financial, professional and technology assets to the Partnership. The Partnership principally engages in business as a provider of electronic access to new pools of block liquidity for institutions, brokers and hedge funds.

The Partnership operates an Alternative Trading System ("ATS") to provide anonymous access to pools of block and basket liquidity to institutional buyside and sellside firms. The ATS' participants consist of broker-dealers and qualified institutional buyers within the meaning of the Securities and Exchange Commission ("SEC") Rule 144(a) (1). Only equity securities are traded via the ATS.

The Partnership also operates the Direct Market Access ("DMA") system, which is currently operational at Cantor Fitzgerald & Co ("CF&CO"), a wholly owned subsidiary of Cantor. The DMA is a client-directed, front-end order management system that enables participants to monitor quotations and submit orders. The DMA system accommodates a range of direct access order types, including limit orders, pegged orders, and reserve discretion orders, and has smart-routing capabilities geared toward directing orders to the market center displaying the best prices.

2. Summary of Significant Accounting Policies

Basis of Presentation – The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practices.

Use of Estimates – In presenting the financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ from the estimates included in these financial statements.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets and Leasehold Improvements – Fixed assets are carried at cost net of accumulated depreciation and amortization. Fixed assets, principally composed of computers, communication equipment and software, are depreciated over their estimated economic useful lives (generally three to seven years) using the straight-line method. Internal and external direct costs of application development and of obtaining software for internal use are capitalized and amortized over their estimated economic useful life (generally three years) on a straight-line basis. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter, using the straight-line method. Routine repairs and maintenance are expensed as incurred. When impairment indicators are present, the Partnership reviews the carrying value of its long lived assets to determine the ultimate recoverability of their unamortized values.

Intangible Assets – Intangible assets consist of costs incurred in connection with the filing and registration of patents. Capitalized costs related to the filing of patents are generally amortized on a straight-line basis over a period not to exceed three years.

Income Taxes – Aqua Securities, L.P. is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is also subject to the Unincorporated Business Tax (UBT) in the City of New York.

The Partnership applied Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* and is not required to provide for any uncertain tax positions and related interest and penalties based on management assessments of FIN 48 as of December 31, 2008.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Receivables from and payables to customers, brokers and clearing organizations – Receivables from and payables to customers, brokers and clearing organizations primarily represent amounts due on undelivered securities.

New Accounting Pronouncements

FASB Staff Position ("FSP") No. 142-3: In April 2008, the FASB issued FSP 142-3, *Determining the Useful Life of Intangible Assets* ("FSP 142-3"). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset's fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact of adopting FSP 142-3.

Statement of Financial Accounting Standards ("SFAS") No. 162: In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The Partnership is currently evaluating the potential impact of adopting SFAS 162.

3. Fixed Assets

Fixed assets consisted of the following as of December 31, 2008:

	Amount
Computer and communication equipment	$ 116
Leasehold improvements and other fixed assets	8
Software, including software development costs	2,951
	3,075
Less accumulated depreciation and amortization	(910)
Fixed assets – net	$ 2,165

(Dollars in Thousands)

3. Fixed Assets (continued)

In accordance with the provisions of Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"), the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over their estimated useful life of three years on a straight-line basis. For the year ended December 31, 2008, software development costs totaling $1,072 were capitalized.

4. Related Party Transactions

Under an Administrative Services Agreement, Cantor provides various administrative services to the Partnership, including accounting, tax, legal, human resources and facilities management. The Partnership is required to reimburse Cantor for the direct (compensation) and indirect costs (rent, maintenance, equipment and communications) of providing these services. The Administrative Services Agreement renews automatically for successive one-year terms unless cancelled upon six months' prior notice by either the Partnership or Cantor.

CF&CO ("Clearing Broker") provides clearing and settlement services, under the DMA system contractual agreement (see Note 1 above), to the Partnership. In connection with these services, the Partnership receives income from CF&CO on a monthly basis and pays related expenses.

The services provided under the Administrative Services Agreement are related party services because the Partnership is owned by Cantor. As a result, the amounts charged for services under these agreements may be higher or lower than amounts that would be charged by third parties if the Partnership did not obtain such services from Cantor. Management believes that the allocations of such costs are reasonable.

An employee of the Partnership received a $25 restricted equity unit award from BGC Partners at December 31, 2008. The vesting period is three years, and begins on January 1, 2009.

(Dollars in Thousands)

5. Commitments, Contingencies and Guarantees

Legal Matters – Legal reserves are established in accordance with SFAS No. 5, *Accounting for Contingencies.* Once established, reserves are adjusted when there is more information available or when an event occurs requiring change. As of December 31, 2008, no legal reserves have been recorded as the Partnership is not currently subject to any litigation.

Risks and Uncertainties – The Partnership generates revenues by providing securities brokerage to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

6. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule 15c 3-1 under the Securities Exchange Act of 1934 (the "Rule"). The Partnership has elected the aggregate indebtedness method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $5 or 6 2/3% of aggregate indebtedness. As of December 31, 2008, the Partnership had net capital of $965, which exceeded its minimum capital requirement by $870.

7. Employee Benefit Plans

Employees of the Partnership are eligible to participate in BGC Partners Inc. Deferral Plan for Employees of BGC Partners, Cantor Fitzgerald, L.P. and Their Affiliates (formerly the eSpeed Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates) (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

(Dollars in Thousands)

8. Credit Risk

The Partnership's exposure to credit risk associated with nonperformance of its clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Partnership. The Partnership does not anticipate nonperformance by clients in these situations. The Partnership, through its Clearing Broker, seeks to control the aforementioned risk by monitoring counterparty activity daily. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

9. Subordinated Borrowings

The Partnership has two subordinated borrowings. The first borrowing is with Cantor Securities in the sum of $1,020 and the second loan is with BGC Partners in the sum of $980. The current rate of interest on both loans is six month LIBOR plus 200 basis points. The scheduled maturity date on both loans is September 1, 2010. These borrowings are subordinated to the claims of general creditors, approved by FINRA and other regulators, and are for the purposes of computing net capital and NYSE Rule 326.

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STATEMENT OF FINANCIAL CONDITION

Aqua Securities, L.P.
(SEC ID. No. 8-51866)
As of December 31, 2008
With Report of
Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document. A report of independent registered public accounting firm on internal control has been bound and separately filed with the Securities and Exchange Commission simultaneously herewith as a public document.